

Financial Statements

ALTERNABEV Inc.
For the years ended December 31, 2022 & December 31, 2023

Prepared by
URBOKS.COM LLC

Prepared on
September 17, 2024

Table of contents

Balance Sheet...3

Statement of Income..5

Statement of Cash Flows...7

Balance Sheet

As of December 31, 2023

	Jan - Dec 2022	Jan - Dec 2023
ASSETS		
Current Assets		
Bank Accounts		
Mercury Checking (6971) - 1	86,152.39	28,529.03
Total Bank Accounts	**86,152.39**	**28,529.03**
Accounts Receivable		
Accounts receivable (A/R)	0.00	1,871.23
Total Accounts Receivable	**0.00**	**1,871.23**
Other Current Assets		
Inventory		
Finished Goods	37,350.50	20,301.72
Raw Materials	10,279.58	14,960.49
Total Inventory	**47,630.08**	**35,262.21**
POD Payouts		404.58
Total Other Current Assets	**47,630.08**	**35,666.79**
Total Current Assets	**133,782.47**	**66,067.05**
Fixed Assets		
Accumulated depreciation	-1,399.00	-2,798.00
Start up Cost	5,183.46	5,183.46
Trademarks	15,790.92	15,790.92
Total Fixed Assets	**19,575.38**	**18,176.38**
Other Assets		
Security deposits	500.00	500.00
Total Other Assets	**500.00**	**500.00**
TOTAL ASSETS	**$153,857.85**	**$84,743.43**
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Other Current Liabilities		
California Department of Tax and Fee Administration Payable		44.66
New York Department of Taxation and Finance Payable		7.67
Sales tax to pay	149.24	0.00
Total Other Current Liabilities	**149.24**	**52.33**
Total Current Liabilities	**149.24**	**52.33**

	Jan - Dec 2022	Jan - Dec 2023
Total Liabilities	149.24	52.33
Equity		
Alternabev Pte Ltd	228,419.92	358,419.92
Retained Earnings		-74,711.31
Net Income	-74,711.31	-199,017.51
Total Equity	153,708.61	84,691.10
TOTAL LIABILITIES AND EQUITY	$153,857.85	$84,743.43

Statement of Income

January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023	Total
INCOME			
Discounts given		-494.40	-494.40
Refund	-67.99	-124.47	-192.46
Sales	4,612.62	40,600.03	45,212.65
Shipping Income		412.79	412.79
Total Income	**4,544.63**	**40,393.95**	**44,938.58**
COST OF GOODS SOLD			
COGS Co-packer	24,740.35	37,082.87	61,823.22
COGS Ingredients	21,278.01	18,685.23	39,963.24
COGS Packing and Display	3,704.48	2,381.93	6,086.41
COGS Shipping Costs	3,754.42	5,925.39	9,679.81
Cost of goods sold	-47,630.08	12,367.87	-35,262.21
Total Cost of Goods Sold	**5,847.18**	**76,443.29**	**82,290.47**
GROSS PROFIT	**-1,302.55**	**-36,049.34**	**-37,351.89**
EXPENSES			
Accounting fees		3,850.00	3,850.00
Advertising & marketing	26,976.13	22,494.95	49,471.08
Amazon fees		699.04	699.04
Bank fees & service charges	5.19	33.00	38.19
Branding	17,555.55	27,001.87	44,557.42
Continuing education	1,099.00		1,099.00
Contract labor		9,517.00	9,517.00
Corporate fees	124.00		124.00
Depreciation	1,399.00	1,399.00	2,798.00
FG Warehousing	4,306.96	18,583.09	22,890.05
General business expenses		293.21	293.21
Insurance	299.00	299.00	598.00
Legal Fees		9,117.00	9,117.00
Logistics and Warehouse fees		7,102.04	7,102.04
Meals		211.67	211.67
Meals & Entertainment	133.26		133.26
Memberships & subscriptions	1,243.64	1,776.84	3,020.48
Merchant account fees		829.23	829.23
Office supplies	257.03	1,376.43	1,633.46

	Jan - Dec 2022	Jan - Dec 2023	Total
Phone service		752.05	752.05
Product testing	700.00	1,000.00	1,700.00
Professional Services	292.13	2,336.48	2,628.61
QuickBooks Payments Fees	64.81	218.70	283.51
Research & Development	83.31	796.82	880.13
Selling Expense	10,000.00	37,034.29	47,034.29
Shipping & postage	1,969.65	190.09	2,159.74
Shopify Fees	96.80	407.12	503.92
Software & apps	401.87	9,030.05	9,431.92
Taxes and licenses		4,267.04	4,267.04
Travel			0.00
Airfare	4,128.29	661.37	4,789.66
Hotels	663.09		663.09
Parking & tolls		66.75	66.75
Taxis or shared rides	922.63	947.75	1,870.38
Vehicle gas & fuel		324.73	324.73
Vehicle rental	687.42	351.56	1,038.98
Total Travel	**6,401.43**	**2,352.16**	**8,753.59**
Total Expenses	**73,408.76**	**162,968.17**	**236,376.93**
NET OPERATING INCOME	-74,711.31	-199,017.51	-273,728.82
NET INCOME	**$ -74,711.31**	**$ -199,017.51**	**$ -273,728.82**

Statement of Cash Flows

January 2022 - December 2023

	Jan - Dec 2022	Jan - Dec 2023	Total
OPERATING ACTIVITIES			
Net Income	-74,711.31	-199,017.51	-273,728.82
Adjustments to reconcile Net Income to Net Cash provided by operations:			0.00
Accounts receivable (A/R)	0.00	-1,871.23	-1,871.23
Inventory:Finished Goods	-37,350.50	17,048.78	-20,301.72
Inventory:Raw Materials	-10,279.58	-4,680.91	-14,960.49
POD Payouts		-404.58	-404.58
Accumulated depreciation	1,399.00	1,399.00	2,798.00
Trademarks	-15,790.92		-15,790.92
California Department of Tax and Fee Administration Payable		44.66	44.66
New York Department of Taxation and Finance Payable		7.67	7.67
Sales tax to pay	149.24	-149.24	0.00
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**-61,872.76**	**11,394.15**	**-50,478.61**
Net cash provided by operating activities	**-136,584.07**	**-187,623.36**	**-324,207.43**
INVESTING ACTIVITIES			
Start up Cost	-5,183.46		-5,183.46
Security deposits	-500.00		-500.00
Net cash provided by investing activities	**-5,683.46**	**0.00**	**-5,683.46**
FINANCING ACTIVITIES			
Alternabev Pte Ltd	228,419.92	130,000.00	358,419.92
Net cash provided by financing activities	**228,419.92**	**130,000.00**	**358,419.92**
NET CASH INCREASE FOR PERIOD	**86,152.39**	**-57,623.36**	**28,529.03**

Alternabev Inc.
Statement of Changes in Equity

Particulars	Paid-in Capital (Alternabev Pte Ltd)	Retained Earnings	Total Stockholders' Equity
Opening Balance (2022)	$0	$0	$0
Capital Contribution	$228,419.92		$228,419.92
Net Loss		-$74,711.31	-$74,711.31
Closing Balance (2022)	$228,419.92	-$74,711.31	$153,708.61
Opening Balance (2023)	$228,419.92	-$74,711.31	$153,708.61
Additional Capital Contribution	$130,000.00		$130,000.00
Net Loss		-$199,017.51	-$199,017.51
Closing Balance (2023)	$358,419.92	-$273,728.82	$84,691.10

Unaudited

ALTERNABEV INC.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENT

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2022 and 2023

$USD

1. Organization and Purpose

Alternabev Inc. (the "Company") was incorporated in the State of Delaware on March 23, 2022.

YATE (pronounced ya-tay) is a sparkling yerba mate for social occasions. Our products are made with mixologist-crafted flavors, 100% organic yerba mate, and no added caffeine.

2. Summary of Significant Accounting Policies

a) *Fiscal Year*
The Company operates on a December 31st year-end.

b) *Principles of Consolidation and Basis of Accounting*
The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

c) *Use of Estimates*
The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

d) *Risks and Uncertainties*
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

e) Cash and Cash Equivalents

The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents.

f) Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers.

g) Inventory

Inventories are stated at the lower of standard cost (which approximates cost determined on a first-in, first-out basis) or market.

h) Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of trademarks. Trademark costs are amortized over the useful life of the patent.

i) Concentrations of Credit Risk

From time to time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound and the risk of loss is low.

j) Revenue Recognition

The Company recognizes revenue when: (1) persuasive evidence exists of an arrangement with the customer reflecting the terms and conditions under which products or services will be provided; (2) delivery has occurred or services have been provided; (3) the fee is fixed or determinable; and (4) collection is reasonably assured. Revenues are generally recognized upon shipment of a sale.

k) Advertising Expenses

The Company expenses advertising costs as they are incurred.

l) Legal Fees

Legal fees consist of legal services provided for the creation of the Company, trademarks, and equity financing.

3. Commitments and Contingencies

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members. Further, the Company is currently complying with all relevant laws and regulations.

4. Subsequent Event

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.